ORKLA

P.O.Box 423 Skøyen, N-02
Telephone: +47-22 54 4
Telefax: +47-22 54 4
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: 24 May 2006

ORK – Corporate Assembly meeting

A meeting in Orkla's Corporate Assembly was held yesterday Tuesday 23 May 2006.

Kjell E. Almskog was re-elected as member of the Board of Directors for two years.
Bjørg Ven and Lennart Jeansson were elected as new members of the Board of Directors for two years.

Stein Erik Hagen was elected as Chairman of the Board for two years.

The Board of directors of Orkla ASA now consist of the following shareholder-elected members:
Stein Erik Hagen (Chairman of the Board)
Svein S. Jacobsen (Deputy Chairman)
Birgitta Stymne Göransson
Åse Aulie Michelet
Kjell E. Almskog
Bjørg Ven
Lennart Jeansson

dw 6/5

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Siv Merethe Skorpen, Investor Relations, Telephone: +47 22 54 44 55

Date: 23 May 2006

ORK – Trade subject to notification - options

On 22 May 2006, in connection with Orkla`s option programme, 3,334 options were exercised at a strike price of NOK 130.

A total of 1,807,410 options in Orkla have currenctly been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 239,500 synthetic options of the cash bonus programme.

Orkla holds 1,496,799 of its own shares.